Caesars Entertainment Resort Properties, LLC

One Caesars Palace Drive

Las Vegas, Nevada 89109

October 15, 2014

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Caesars Entertainment Resort Properties, LLC

Registration Statement on Form S-4

Ladies and Gentlemen:

Caesars Entertainment Resort Properties, LLC, Caesars Entertainment Resort Properties Finance, Inc., Harrah’s Las Vegas, LLC, Harrah’s Laughlin, LLC, Rio Properties, LLC, AC Conference HoldCo., LLC, AC Conference NewCo., LLC, Caesars Florida Acquisition Company, LLC, Caesars Linq, LLC, Caesars Octavius, LLC, Flamingo Las Vegas Operating Company, LLC, Harrah’s Atlantic City Mezz 1, LLC, Harrah’s Atlantic City Mezz 2, LLC, Harrah’s Atlantic City Mezz 3, LLC, Harrah’s Atlantic City Mezz 4, LLC, Harrah’s Atlantic City Mezz 5, LLC, Harrah’s Atlantic City Mezz 6, LLC, Harrah’s Atlantic City Mezz 7, LLC, Harrah’s Atlantic City Mezz 8, LLC, Harrah’s Atlantic City Mezz 9, LLC, Harrah’s Atlantic City Operating Company, LLC, Harrah’s Atlantic City Propco, LLC, Octavius/Linq Intermediate Holding, LLC, and Paris Las Vegas Operating Company, LLC (each an “Issuer” and collectively the “Issuers”) have filed a registration statement on Form S-4 (the “Registration Statement”) for the proposed registration under the Securities Act of 1933, as amended (the “Securities Act”), of (i) $1,000,000,000 aggregate principal amount of the Issuers’ 8% First-Priority Senior Secured Notes due 2020 and $1,150,000,000 aggregate principal amount of the Issuers’ 11% Second-Priority Senior Secured Notes due 2021 (together, the “Exchange Notes”) to be offered in exchange (the “Exchange Offer”) for the Issuers’ outstanding 8% First-Priority Senior Secured Notes due 2020 and the Issuers’ outstanding 11% Second-Priority Senior Secured Notes due 2021, respectively (together, the “Existing Notes”); and (ii) the guarantees of the Exchange Notes by the Issuers (the “Guarantees”). The Issuers are registering the Exchange Notes and the Guarantees in reliance upon the position enunciated by the Staff of the Securities and Exchange Commission (the “Staff”) in Exxon Capital Holdings Corporation, SEC No-Action Letter (April 13, 1988), and in Morgan Stanley & Co. Incorporated, SEC No-Action Letter (June 5, 1991).

Each of the Issuers represents that neither it nor any of its affiliates has entered into any arrangement or understanding with any person to distribute the Exchange Notes to be received in the Exchange Offer and, to the best of such Issuer’s information and belief, each person participating in the Exchange Offer will be acquiring the Exchange

Notes in its ordinary course of business and will have no arrangement or understanding with any person to participate in the distribution of the Exchange Notes to be received in the Exchange Offer. In this regard, the Issuers will make each person participating in the Exchange Offer aware (through the Exchange Offer prospectus or otherwise) that if such person has any arrangement or understanding with respect to the distribution of the Exchange Notes to be acquired in the Exchange Offer, such person (i) could not rely on the Staff position enunciated in the aforementioned no action letters and (ii) must comply with the registration and prospectus delivery requirements of the Securities Act in connection with any resale transaction. The Issuers acknowledge that such a resale transaction by such person participating in the Exchange Offer pursuant to such arrangement or understanding for the purpose of distributing the Exchange Notes should be covered by an effective registration statement containing the selling security holder information required by Item 507 of Regulation S-K promulgated under the Securities Act.

The Issuers will also make each person participating in the Exchange Offer aware (through the Exchange Offer prospectus or otherwise) that it is the position of the Staff that any broker-dealer that holds the Existing Notes for its own account acquired as a result of market-making activities or other trading activities, and that receives the Exchange Notes in exchange for the Existing Notes pursuant to the Exchange Offer, may be a statutory underwriter and must deliver a prospectus meeting the requirements of the Securities Act in connection with any resale of the Exchange Notes and must confirm that it has not entered into any arrangement or understanding with the Issuers or any of their affiliates to distribute the Exchange Notes. Each such broker-dealer must acknowledge that it will deliver a prospectus meeting the requirements of the Securities Act in connection with any resale of the Exchange Notes.

[SIGNATURE PAGE FOLLOWS]

Very truly yours,

CAESARS ENTERTAINMENT RESORT PROPERTIES, LLC

CAESARS ENTERTAINMENT RESORT PROPERTIES FINANCE, INC.

HARRAH’S LAUGHLIN, LLC

HARRAH’S LAS VEGAS, LLC

RIO PROPERTIES, LLC

AC CONFERENCE HOLDCO., LLC

AC CONFERENCE NEWCO., LLC

CAESARS FLORIDA ACQUISITION COMPANY, LLC

CAESARS LINQ, LLC

CAESARS OCTAVIUS, LLC

FLAMINGO LAS VEGAS OPERATING COMPANY, LLC

HARRAH’S ATLANTIC CITY MEZZ 1, LLC

HARRAH’S ATLANTIC CITY MEZZ 2, LLC

HARRAH’S ATLANTIC CITY MEZZ 3, LLC

HARRAH’S ATLANTIC CITY MEZZ 4, LLC

HARRAH’S ATLANTIC CITY MEZZ 5, LLC

HARRAH’S ATLANTIC CITY MEZZ 6, LLC

HARRAH’S ATLANTIC CITY MEZZ 7, LLC

HARRAH’S ATLANTIC CITY MEZZ 8, LLC

HARRAH’S ATLANTIC CITY MEZZ 9, LLC

HARRAH’S ATLANTIC CITY OPERATING COMPANY, LLC

HARRAH’S ATLANTIC CITY PROPCO, LLC

OCTAVIUS/LINQ INTERMEDIATE HOLDING, LLC

PARIS LAS VEGAS OPERATING COMPANY, LLC

By:	/S/ DONALD COLVIN
	Name:	Donald Colvin
	Title:	Chief Financial Officer

cc:	Monica K. Thurmond, Esq.
Paul, Weiss, Rifkind, Wharton & Garrison LLP

[Signature Page for Exxon Capital Letter]